Mail Stop 3561

      June 21, 2006


David M. Duzyk
Managing Director
J.P. Morgan Securities Inc.
270 Park Avenue
New York, New York 10017

      Re:	Bond Securitization, LLC
      	Registration Statement on Form S-3
      	File No. 333-134469
      	Filed May 25, 2006

Dear Mr. Duzyk,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We note the delinquency information you provide on pages S-21 and
S-27 of the automobile receivables and equipment receivable prospectus supplements, respectively. Please revise the delinquency information, as applicable, in accordance with Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of
Regulation AB Telephone Interpretations available on our website www.sec.gov. Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

Prospectus Supplement-Auto Receivables

Derivative Instruments, page S-55

6. Please revise the bracketed disclosure to specify the types of derivative instruments you may use rather than limiting the disclosure only to examples. See related comment below.

Prospectus Supplement-Equipment Receivables

7. We note that the asset pool includes equipment lease contracts. Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the equipment leases, as determined in accordance with the transaction agreements for the securities, does not constitute 20% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item III.A.2.e. of the Regulation AB Adopting Release (Release Nos. 333-8518; 34-50905).

8. Please add bracketed disclosure to include the information responsive to Item 1115 of Regulation AB.

Inside Cover

9. We note your disclosure that if information varies between the prospectus supplement and the prospectus that an investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Base Prospectuses

Credit and Cash Flow Enhancement, page 36

Derivative Agreements, page 38

10. Please revise this section to clarify that these derivative agreements are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of Regulation
AB for a description of permissible derivative products. Please revise page 31 of the equipment receivable base prospectus accordingly.

Exhibits

7. When available, please provide us with a copy of your updated servicing agreements, marked to show changes from the prior servicing agreements, including any changes made to comply with Regulation
AB.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3315.


								Sincerely,


								Hanna T. Teshome
								Special Counsel
cc:	Via Facsimile
	Stuart M. Litwin, Esq.
	Mayer, Brown, Rowe & Maw LLP
	(312) 701-7711






Bond Securitization, LLC
June 21, 2006
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